UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli, 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The unaudited condensed consolidated statements of financial position, the unaudited condensed consolidated statements of profit or loss and the related selected notes to the unaudited condensed consolidated financial statements for the six months ended June 30, 2023 issued by GasLog Partners LP on August 3, 2023 are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

EXHIBIT LIST

Exhibit	Description

99.1	Unaudited condensed consolidated statements of financial position

99.2	Unaudited condensed consolidated statements of profit or loss

99.3	Selected notes to the unaudited condensed consolidated financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

GASLOG PARTNERS LP

	by	/s/ Paolo Enoizi
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer